KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Millions Except Ratio Amounts)

	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2006
Earnings: Pre-tax income from continuing operations before adjustment for minority interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$66.9	$484.8
Add:
Fixed charges Services	211.3	188.2
Amortization of capitalized interest	1.0	1.0
Distributed income of equity investees	67.3	43.4
Less:
Interest capitalized from continuing operations	(12.6)	(14.4)
Minority interest in pre-tax income of subsidiaries with no fixed charges	(0.2)	(0.2)
Income as adjusted	$333.7	$702.8

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$203.1	$179.3
Add:
Portion of rents representative of the interest factor Services	8.2	8.9
Fixed charges	$211.3	$188.2

Ratio of earnings to fixed charges	1.58	3.73